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04012061

January 9, 2004

BY HAND DELIVERY

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

JAN 1 2 2004

PROCESSED
JAN 21 2004
THOMSON FINANCIAL

Air France
Information Pursuant to Rule 12g3-2(b)
File No. 82-5050

Dear Sir or Madam,

On behalf of Air France and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed a press release dated January 7, 2004, announcing Air France's traffic figures for December 2003.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (+33-1-53-89-70-00) should you have any questions.

Very truly yours,

Linda Hesse

Linda A. Hesse

dlw 1/13

cc: Jean-Marc Bardy
Dominique Barbarin
Air France

PADOCS01/248981.18

Information

AIR FRANCE

Traffic

82-5050

Roissy, 7 January 2004

DECEMBER 2003 TRAFFIC

Sustained activity in December:
- **Traffic up 5.4%**
- **Load factor up 2.1 points to 76.2%**

Passenger operations

The Air France Group posted a good performance with traffic up by 5.4% for a 2.5% rise in capacity. The load factor gained 2.1 points to reach 76.2%.

- **Long-haul network**

Long-haul activity remained buoyant with an increase in traffic of 4.8% for 1.1% rise in capacity. The load factor gained 2.9 points to reach 81.8%.

- On North American routes, the load factor gained 5.4 points to reach 82.2%, with traffic increasing by 10.5% for a 3.3% rise in capacity.
- Activity on the Latin American network remained very buoyant with a 17.9% increase in traffic for a 16.0% rise in capacity. The load factor rose 1.3 points to 84.0%.
- The Asian network continued to improve, with traffic up by 0.8% for a drop in capacity of 3.3%. The load factor gained 3.4 points to reach 82.5%.
- Capacity on the Caribbean / Indian Ocean network was reduced by 1.1%, while traffic dropped 2.7%. The load factor stood at 80.3% (down 1.3 points).
- On the Africa / Middle-East network, capacity decreased by 2.3%, while traffic grew 5.1%. The load factor increased by 5.6 points to reach 79.9%.

- **International medium-haul network**

The international medium-haul network posted a 9.1% growth in traffic for a 6.5% increase in capacity. The load factor stood at 58.3% (up 1.4 points).

- **Domestic network**

On the domestic network, capacity increased by 6.1%, while traffic grew by 5.4%. The load factor remained virtually stable at 66.4% (down 0.4 points).

Cargo operations

In December, cargo traffic grew by 2.6%, in line with capacity (up 2.7%). The load factor stood at 64.5% (down 0.1 points).
Excluding the impact of statistical change*, capacity increased by 1.6% and the load factor rose by 0.6 points.

* The implementation of a change in the statistics referential from September has artificially boosted capacity growth and therefore artificially reduced the load factor.

STATISTICS

Passenger operations

December 2003 / December 2002	Capacity (ASK)		Traffic (RPK)		Load factor	
	million	%	million	%	%	change
Group long-haul	**8,175**	**+1.1%**	**6,683**	**+4.8%**	**81.8%**	**+2.9**
Americas	*3,190*	*+6.6%*	*2,639*	*+12.5%*	*82.7%*	*+4.3*
Asia	*1,814*	*-3.3%*	*1,498*	*+0.8%*	*82.5%*	*+3.4*
Africa-Middle East	*1,116*	*-2.3%*	*892*	*+5.1%*	*79.9%*	*+5.6*
Caribbean-Indian Ocean	*2,094*	*-1.1%*	*1,682*	*-2.7%*	*80.3%*	*-1.3*
Group Europe	**1,857**	**+6.5%**	**1,083**	**+9.1%**	**58.3%**	**+1.4**
Air France	*1,635*	*+5.8%*	*957*	*+7.8%*	*58.5%*	*+1.1*
Regional subsidiaries	*221*	*+12.0%*	*125*	*+20.0%*	*56.7%*	*+3.8*
Group domestic	**1,229**	**+6.1%**	**817**	**+5.4%**	**66.4%**	**-0.4**
Air France	*1,040*	*+5.9%*	*712*	*+5.4%*	*68.5%*	*-0.4*
Regional subsidiaries	*190*	*+6.8%*	*105*	*+5.3%*	*55.4%*	*-0.8*
Total Group	**11,261**	**+2.5%**	**8,583**	**+5.4%**	**76.2%**	**+2.1**
Total Air France	*10,850*	*+2.2%*	*8,352*	*+5.2%*	*77.0%*	*+2.1*
Total regional subsidiaries	*411*	*+9.5%*	*230*	*+12.8%*	*56.1%*	*+1.6*

3 months to 31 December 2003	Capacity (ASK)		Traffic (RPK)		Load factor	
	million	%	million	%	%	change
Group long-haul	**24,033**	**+1.4%**	**19,439**	**+2.6%**	**80.9%**	**+1.0**
Americas	*9,649*	*+4.3%*	*7,793*	*+7.7%*	*80.8%*	*+2.6*
Asia	*5,381*	*-2.6%*	*4,534*	*-0.3%*	*84.2%*	*+1.9*
Africa-Middle East	*3,371*	*-1.2%*	*2,553*	*+0.9%*	*75.7%*	*+1.6*
Caribbean-Indian Ocean	*5,732*	*+1.9%*	*4,620*	*-1.7%*	*80.6%*	*-3.0*
Group Europe	**5,567**	**+6.6%**	**3,397**	**+6.8%**	**61.0%**	**+0.1**
Air France	*4,888*	*+6.1%*	*2,997*	*+6.1%*	*61.3%*	*0.0*
Regional subsidiaries	*679*	*+10.2%*	*400*	*+13.0%*	*58.9%*	*+1.4*
Group domestic	**3,780**	**+5.6%**	**2,493**	**+4.8%**	**66.0%**	**-0.5**
Air France	*3,187*	*+5.4%*	*2,169*	*+5.0%*	*68.1%*	*-0.3*
Regional subsidiaries	*593*	*+6.6%*	*324*	*+3.3%*	*54.5%*	*-1.7*
Total Group	**33,380**	**+2.7%**	**25,329**	**+3.4%**	**75.9%**	**+0.5**
Total Air France	*32,108*	*+2.4%*	*24,605*	*+3.2%*	*76.6%*	*+0.6*
Total regional subsidiaries	*1,272*	*+8.5%*	*724*	*+8.5%*	*56.9%*	*0.0*

9 months to 31 December 2003	Capacity (ASK)		Traffic (RPK)		Load factor	
	million	%	million	%	%	change
Group long-haul	**72,602**	**+0.8%**	**58,132**	**+0.1%**	**80.1%**	**-0.5**
Americas	*30,183*	*+3.2%*	*24,919*	*+5.1%*	*82.6%*	*+1.5*
Asia	*14,733*	*-8.9%*	*11,483*	*-13.8%*	*77.9%*	*-4.4*
Africa-Middle East	*9,965*	*-6.0%*	*7,495*	*-5.1%*	*75.2%*	*+0.7*
Caribbean-Indian Ocean	*18,028*	*+10.4%*	*14,435*	*+8.1%*	*80.1%*	*-1.7*
Group Europe	**16,595**	**+5.4%**	**10,872**	**+3.3%**	**65.5%**	**-1.3**
Air France	*14,659*	*+5.6%*	*9,647*	*+3.1%*	*65.8%*	*-1.6*
Regional subsidiaries	*1,936*	*+3.6%*	*1,226*	*+4.8%*	*63.3%*	*+0.7*
Group domestic	**11,326**	**-0.5%**	**7,610**	**+2.0%**	**67.2%**	**+1.7**
Air France	*9,650*	*-0.7%*	*6,649*	*+2.7%*	*68.9%*	*+2.3*
Regional subsidiaries	*1,676*	*+0.7%*	*961*	*-2.2%*	*57.4%*	*-.7*
Total Group	**100,523**	**+1.4%**	**76,614**	**+0.8%**	**76.2%**	**-0.5**
Total Air France	*96,911*	*+1.3%*	*74,427*	*+0.7%*	*76.8%*	*-0.4*
Total regional subsidiaries	*3,612*	*+2.2%*	*2,187*	*+1.6%*	*60.5%*	*-0.4*

Cargo operations

	Capacity (ATK)		Traffic (RTK)		Load factor	
	million	%	million	%	%	change
December 2003 / December 2002	738	+2.7%	476	+2.6%	64.5%	-0.1
3 months to 31 December 2003	2,251	+3.5%	1,477	+1.9%	65.6%	-1.0
9 months to 31 December 2003	6,417	0.0%	4,104	-1.4%	63.9%	-0.9

Contact: Dominique Barbarin +33 (0)1 41 56 88 60 - [illegible]
Web site: www.airfrance-finance.com